

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 10, 2018

Martin H. Dozier, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Re: Broadstone Real Estate Access Fund (the "Fund")
File Nos. 811-23360; 333-226108

Dear Mr. Dozier:

We have reviewed the registration statement on Form N-2 filed July 10, 2018, with the Commission on behalf of the Fund (the "Registration Statement"). Our comments are set forth below. Please consider a comment made in one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. We note the exemptive application filed July 11, 2018, on behalf of the Fund requesting relief to offer multiple classes of shares, among other things. Please advise if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement.

   In particular, please let us know if the Fund intends to request relief to engage in co-investments with affiliates as described within the Registration Statement. If not, please delete the disclosure related to these co-investments from the Registration Statement.

Cover

2. In the first paragraph, please provide a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and attendant risks.

3. In *Summary of Investment Strategy*, the disclosure states the Fund intends to invest in "private equity real estate investment funds, including private equity and unregistered investment funds that principally invest, directly or indirectly, in real estate and real

estate-related investments through entities *that may qualify* as a real estate investment trust (REIT) for federal income tax purposes [emphasis added]."

   a.   Please explain what a REIT is in plain English here.

   b.   Please disclose here if the Fund will invest in other types of unregistered vehicles.

4. In the third paragraph of this section, and throughout the Registration Statement, the disclosure states the Fund will invest in "other Private CRE Investment Funds." Please disclose with specificity the types of investments that will be made as "Private CRE Investment Funds."

5. In the fifth paragraph in this section, the disclosure states "[t]he Fund is currently targeting an annualized quarterly distribution of at least 5%." Please explain the basis for this estimation. Please also disclose here, in a simple and understandable manner, what a return of capital is and its impact on shareholders. In doing so, please disclose that while distributions that represent a return of capital will generally not be taxable to shareholders, these distributions may reduce a shareholder's cost basis, which could result in shareholders having to pay higher taxes in the future when shares are sold, even if the shares are sold at a loss from the original investment.

6. In the first paragraph in the section *The Investment Adviser*, the disclosure states the Adviser is responsible for overseeing leverage limitations. Please disclose within the Registration Statement the inherent conflict in this activity as increased leverage will increase the Fund's assets and lead to a greater management fee.

Prospectus

Prospectus Summary

7. On page 1, in the third paragraph of *Investment Strategy*, the disclosure states that many of the Private CRE Investment Funds will have "up to 20% of net profits as a 'carried interest' allocation." Please disclose in plain English here, or in an appropriate location, the relevance of carried interest and its significance to shareholders.

8. In the same paragraph, please explain in plain English the meaning of the term "Capital Stack."

9. In the same paragraph, the disclosure states the Fund may make investments internationally. If the Fund will invest in emerging markets, please disclose. Please also disclose any associated risks at an appropriate place within the Registration Statement.

10. On page 5, in *Summary of Risks*, a bulleted point discloses, "the Fund will reimburse the Investment Adviser and the Investment Sub-Adviser for administrative costs and expenses incurred on its behalf, and these administrative costs and expenses may be substantial."

    a. Please explain to us supplementally the specific nature of these administrative services (*.i.e*., what type of services are being provided)? Please also describe the "indirect administrative costs" for which the Adviser and Sub-Adviser will be reimbursed. Please also inform us if other funds or clients will be sharing these costs.

    b. Please supplementally confirm that expenses associated with such services will be disclosed in the Fund's current fee table.

    c. Please file the Reimbursement Agreement as an exhibit to the Fund's Registration Statement.

    d. Please supplementally explain if the Fund's obligation to repay the Adviser and its affiliates will be treated as a liability in the Fund's financial statements. If not, please explain to us why it is not treated as a liability.

11. On page 8, in the same section, the disclosure states the Fund may be subject to additional risk based on its failure to meet a capital call from the Private CRE Investment Funds. Please supplementally represent that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Also, please supplementally explain why the Fund believes it can cover its commitments.

Summary of Fund Expenses

12. Regarding the fee table, we have the following comments:

    a. Please consider deleting any caption shown in the table that is not applicable to the Fund.

    b. Please include as a specific caption under *Shareholder Transaction Expenses*, the amount of any fees Shareholders incur in connection with the Fund's repurchase of their shares.

    c. Please confirm that any management fee (including any performance fee) payable to the Investment Advisor of any Wholly-Owned Entity will be included in "Management Fees" and the expenses of any Wholly-Owned Entity will be included in "Other Expenses" in the fee table.

    d. The Acquired Fund Fees and Expenses line currently shows zero. Please include an estimate for these expenses to be consistent with the disclosure in footnote 4 to the fee table. If the Fund does not expect to incur AFFEs, please revise the disclosure accordingly.

    e. Please consider moving the disclosure regarding the wire transfer fee applicable to repurchase proceeds, currently appearing in the last paragraph on page 10, to the shareholder transaction expense section of the fee table.

    f. In footnote 5, the disclosure indicates that the Total Annual Expenses are shown "[a]s estimated for the next 12 months, including all estimated fees and expenses of the Fund's wholly owned subsidiaries." Please include this disclosure in footnote 2, as the fees and expenses of the Fund's wholly-owned subsidiaries as estimated for the current fiscal year should be reflected in the line item "Other Expenses."

    g. The disclosure in footnote 7 states, "Total annual expenses do not include the indirect fees and expenses of the Private CRE Investment Funds that are not investment companies or would be investment companies but for exceptions or exemptions other than those under Sections 3(c)(1) or 3(c)(7) of the 1940 Act." On page 38, the disclosure states that Private CRE Investment Funds "may impose another level of fees, both management and incentive fees, which would result in higher costs for the Fund and, therefore, for the Fund's shareholders." Please supplementally explain how the costs associated with the Private CRE Investment Funds are accounted for in the fee table, or are otherwise disclosed to shareholders.

<u>Investment Objective, Policies and Strategies</u>

13. On page 17, in *Wholly-Owned Entities,* the disclosure states, "[t]he Fund intends to invest in Direct Real Estate Investments and CRE Debt Investments through one or more direct or indirect Wholly Owned Entities." With regard to the Fund's investment through Wholly-Owned Entities, please provide details regarding the business purpose of the investment. For each subsidiary, please provide details regarding the vehicle's jurisdiction of organization and corporate form. Please also supplementally confirm the following:

    a. that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

    b. that each investment adviser to the subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may combined.

c. that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

d. any management fee (including any performance fee) payable to the advisor of the subsidiary will be included in "Management Fees" and the expenses of the subsidiary will be included in "Other Expenses" in the Fund's fee table.

14. On page 22, in *Investment in REIT Subsidiary*, the disclosure states "[i]n order to satisfy the Code's 100-shareholder requirement, certain persons unaffiliated with the Adviser will purchase non-voting preferred shares of the REIT Subsidiary." Please supplementally explain how this purchase will be done, the timing of any issuance of the REIT Subsidiary's preferred shares and any cost or other implications of any offering for shareholders of the Fund. If such offering will be within one year of the effective date of the Registration Statement, please confirm the costs associated with any offering will be reflected in the Fund's fee table.

15. In the same section, the disclosure states "[t]he Adviser will not receive a fee for managing the REIT Subsidiary, though the Fund will indirectly incur the REIT Subsidiary's operating expenses." Please supplementally confirm that these expenses are reflected in the Fund's fee table or are not required to be disclosed.

16. On page 24, in *Investment Strategy — Investment Sub-Adviser Process*, the disclosure states the "Investment Sub-Adviser may…engage in certain 'covered call option strategies' involving Publicly Traded CRE Securities on behalf of the Fund." If the use of options will be a principal investment, please disclose this fact in the Summary strategy section and add appropriate risk disclosure. Please also confirm that these securities and any other derivatives used by the Fund are valued at market, not notional, value for purposes of compliance with the Fund's 80% test.

Risk Factors

17. Within this section, please disclose the risks associated with investments in ETFs.

18. On page 53, in *Risks Related to the Fund's Tax Status*, the disclosure states the Fund may acquire debt or securities investments that provide for "payment-in-kind" interest, and that the Fund may recognize "original issue discount" for federal income tax purposes.

a. Please supplementally explain the extent to which the Fund may invest in these types of securities. We may have further comments.

b. Please disclose that investments in PIK and OID securities may provide certain benefits to the Adviser, including increased management fees.

c. Please also disclose that PIK / OID securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Determination of Net Asset Value

19. On page 59, the disclosure states "[t]he Valuation Committee…values the Fund's assets in good faith pursuant to the Fund's valuation policies and procedures that were developed by the Valuation Committee and approved by the Board." The disclosure also states that the Valuation Committee consists "of personnel from the Investment Adviser."

a. Please disclose the members of the Valuation Committee.

b. Please disclose that the participation of Adviser personnel in the Fund's valuation process could result in a conflict of interest as the management fee is based on the value of the Fund's assets.

Conflicts of Interest

20. The disclosure states the following:

> Many investment opportunities identified by the Investment Adviser are likely to be appropriate for more than one Investment Adviser Client. In such cases, the Investment Adviser shall attempt to secure a sufficient number of allocation to satisfy the demand of all such Investment Adviser Clients. In the event that the amount of an available investment opportunity is not sufficient to meet demand among Investment Adviser Clients, the Investment Adviser's allocation policy *gives priority to Broadstone Net Lease and Broadtree Residential for investment opportunities* that fit within each's respective then-current investment policy [emphasis added].

Please supplementally explain how the policy of providing priority is consistent with the Advisor's fiduciary duty to the Fund, and whether the Fund's Board has approved this policy.

Management of the Fund

21. Please provide the disclosure required under Item 9, Instruction 4, of Form N-2. Please also confirm that each sub-advisory agreement will be approved by the Board pursuant to Section 15(c) of the Investment Company Act.

Quarterly Repurchases of Shares

22. With regard to the procedures that will be used in connection with the periodic repurchase offers, for ease of reference, consider using graphic presentations (such as a time line or calendar) so that Shareholders can readily understand the time periods used by the Fund, including the repurchase request deadline, the repurchase pricing date and the repurchase payment deadline.

23. Please disclose in this section the following risks:

   a. In the event of an oversubscription of a repurchase offer, Shareholders may be unable to liquidate all or a given percentage of their investment in the registrant at net asset value during that repurchase offer.

   b. Because of the potential for proration, some Shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares.

   c. A Shareholder may be subject to market risk as a result of the delay between the tender of shares and their pricing; and the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date with respect to the Fund's foreign investments.

U.S. Federal Income Tax Considerations

24. In this section, please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

25. Please also disclose here, or at an appropriate place within the Registration Statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

Martin H. Dozier, Esq.
Page 8

       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

       We will consider a written request for acceleration of the effective date of the Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

       Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

       Sincerely,

       Karen Rossotto
       Senior Counsel